Exhibit 99.2

©2018 GW Pharmaceuticals plc | All Rights Reserved Annual General Meeting 14 th March 2018

FORWARD - LOOKING STATEMENTS This presentation contains forward - looking statements that are based on our management’s beliefs and assumptions and on information currently available to management . Forward - looking statements include information about our current expectations for future events, including potential results of operations, the timing of clinical trials, the timing of regulatory filings, the timing and outcomes of regulatory or intellectual property decisions, demand for our commercially available products and products in development and the clinical benefits, safety profile and commercial potential of Sativex ® and Epidiolex ® . These forward - looking statements are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause our actual results, performance or achievements to be materially different than any future results, performance or achievements expressed or implied by the forward - looking statements . Forward - looking statements represent our management’s beliefs and assumptions only as of the date of this presentation . You should read our most recent Annual Report, as filed on Form 20 - F with the Securities and Exchange Commission, including the Risk Factors set forth therein and the exhibits thereto, and our subsequent filings with the Securities and Exchange Commission, completely and with the understanding that our actual future results may be materially different from what we expect . Except as required by law, we assume no obligation to update these forward - looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward - looking statements, even if new information becomes available in the future . Disclaimers GW Pharmaceuticals plc AGM 1 Mar 2018

2017-18 Highlights

- Epidiolex Clinical / Medical Affairs
  - Dravet syndrome study published in New England Journal of Medicine
  - 1st LGS study published in The Lancet
  - Highly successful American Epilepsy Society meeting
  - Lifecyle management activity – new indications / formulations
- Epidiolex Regulatory
  - NDA submission accepted by FDA. Priority Review status. PDUFA goal date June 27, 2018
  - MAA submission accepted by EMA. Expected outcome Q1 2019
- Epidiolex Commercial
  - US commercial leadership in place. Organization build-out ongoing to be ready for H2 2018 launch
  - European commercial leadership in place. Presence established in major 5 European markets
- Regained Sativex US rights
  - Late stage US development activities to commence H2 2018
- Pipeline progress
  - Glioblastoma, Autism, NHIE
  - CBDV data
- $300m financing in December 2017

GW pharmaceuticals

Mar 2018 GW Pharmaceuticals plc AGM 2

The Epidiolex ® Story: 3.5 Years from IND to NDA Submission 3 Q4 ‘12 First child treated with Epidiolex Q1 ‘14 EAPs (Expanded Access Programs) initiated Q4 ‘14 Dravet 1 Part A started Q2 - 4 ‘15 3 Phase 3 studies in Dravet and LGS started and enrolled Q2 ‘14 FDA grants GW IND Formal GW CBD development program begins Q1 2016 Dravet 1 topline results Q2 2016 LGS 1 topline results TSC Phase 3 trial started Q3 2016 LGS 2 topline results Q4 2016 AES: Dravet 1 LGS 1 Infantile Spasms clinical trial started Oct 2017 Epidiolex NDA for Dravet and LGS #1 2,000 patients have been treated with Epidiolex GW Pharmaceuticals plc AGM Dec 2017 Epidiolex MAA submission Mar 2018 Q2 2017 AAN: LGS 2 Q2 2017 Dravet trial results published in NEJM Feb 2017 Epidiolex MAA accepted for review Dec 2017 NDA accepted for review: mid - 2018 PDUFA Jan 2018 LGS trial results published in The Lancet

R&D Update Dr. Volker Knappertz – Chief Medical Officer

Epidiolex ® - FDA Review Timeline e Anticipate June 2017 July 2017 Aug 2017 Sept 2017 Oct 2017 Nov 2017 Dec 2017 Jan 2018 Feb 2018 Mar 2018 Apr 2018 May 2018 Jun 2018 Jul 2018 Aug 2018 Sep 2018 NDA Submission 27 Oct 2017 Day - 60 27 Dec PDUFA* Jun 27 2018 NDA Clock Starts 27 Oct AdComm 19 - Apr Epidiolex ® (cannabidiol) is an investigational product and not approved in any country for any indication. Findings reported here are specific to GW Pharmaceuticals’ formulation of cannabidiol and cannot be extrapolated to other cannabidiol products *PDFUA = Prescription Drug User Fee Act FDA Regulatory Review Cycle DEA Re - Schedule Epidiolex Launch 180 days 90 days Mar 2018 GW Pharmaceuticals plc AGM 5

FDA Advisory Committee Meeting April 19 th GW Pharmaceuticals • Peripheral and Central Nervous System Drug Advisory Committee » 8:00 am to 12:30 pm • Balanced presentation of product details and issues: » Sponsor presents data and position followed by Q&A » FDA presents data and position followed by Q&A » There is a public hearing for which the public needs to sign - up in advance, 3 min per speaker ( 60 min) • The FDA generally follows an Advisory Committee’s recommendation, but is not bound to do so GW Pharmaceuticals plc AGM Mar 2018 6

• Marketing Authorisation Application (MAA) submitted to the European Medicines Agency on December 29 th 2017 • Application validated in early February • Review conducted by rapporteur authorities, who submit their report to the Committee for Medicinal Products for Human Use (CHMP) • The review clock will pause with the Day 120 final list of questions • Assuming a 3 - month clock stop to respond to questions, we anticipate approval in Q1 2019 Epidiolex – European Regulatory Process 7 Mar 2018 GW Pharmaceuticals plc AGM

CBDV Programme 8 Autism Spectrum Disorders • CBDV chronically administered in two animal models has demonstrated it may be beneficial in treating some of the social and behavioral aspects of ASD (Rat Valproic Acid Model and BTBR Mouse model) • Orphan Drug Designation from FDA for CBDV for the treatment of Rett syndrome • 2018 CBDV clinical programme in Autism Spectrum Disorders • Ten patient investigator - initiated expanded access program for seizures associated with autism initiated • Investigator - led 100 patient placebo - controlled trial in autism spectrum disorder due to commence in Q2 2018 • Open label study in Rett syndrome due to commence in Q2 2018 and Phase 2 placebo - controlled trial in Rett syndrome due to commence in Q3 2018 Epilepsy • CBDV has shown anti - epileptic properties across a range of in vitro and in vivo animal models of epilepsy and different from CBD • CBDV Phase 2a placebo controlled study in patients with inadequately controlled focal seizures did not meet its primary endpoint • The trial was conducted outside the United States, primarily in Eastern Europe. • Both active and placebo arms showed similar reductions in focal seizures of ~ 40 percent • Analysis of the large placebo effect on - going • The path for CBDV in epilepsy is under review CBDV is an investigational product and not approved in any country for any indication. Findings reported here are specific to GW Pharmaceuticals’ formulation of cannabidivarin and cannot be extrapolated to other cannabidivarin products. GW Pharmaceuticals plc AGM Mar 2018

• Sativex - Approved in > 25 countries for MS spasticity - New placebo - controlled trial data presented at ECTRIMS 2017 - Targeting FDA interaction in H 2 2018 , followed by a pivotal study in 2019 • CBD:THC for the treatment of Glioblastoma (GBM) - Phase II study completed - CBD:THC +TMZ showed a 83 % one year survival rate vs 44 % for placebo +TMZ (p = 0.042 ) - The median survival for the CBD:THC was greater than 662 days compared to 369 days for placebo - Upon completion of additional analyses, a pivotal GBM program will move forward • CBD IV in Neonatal Hypoxic - Ischemic Encephalopathy (NHIE) - Orphan Drug and Fast Track Designations granted from FDA and EMA - Phase I trial complete; Clinical trial in planning • Discovery - Areas of focus for our discovery team are rare, paediatric neurological disorders, particularly those with a monogenic aetiology and psychiatric disorders with high unmet clinical need Pipeline 9 Mar 2018 GW Pharmaceuticals plc AGM

US Launch Preparation Julian Gangolli – President, North America

• In the U.S. we will use our subsidiary, Greenwich Biosciences Inc., to commercialize our products • Offices built - out in Carlsbad, CA to accommodate up to 120 - 130 Carlsbad based individuals - All Major US key commercial and organizational departments will be centered in Carlsbad • All Senior Commercial Organization in place, many of whom have deep previous epilepsy experience • Major Commercial Considerations include: - Implementing a “High - touch” patient, payer and physician communication, education and distribution model - Highly “Efficient Patient Acquisition” model with vast majority of patients under the care of a specialist - Expected sales force of approximately 70 sales professionals targeting approximately 5,000 U.S. physicians Greenwich Biosciences Inc. Mar 2018 11 GW Pharmaceuticals plc AGM

• US is the World’s largest Pharmaceutical Market • Heavily regulated from a compliance perspective - Interactions with Health Care Professionals - Financial and Accounting reporting standards - Reporting to both individual State and Federal agencies • US Physicians have broad latitude to prescribe the appropriate drug for the condition • US Managed Care and Health Care Payors ultimately have the say on the level of reimbursement and access to a particular product • Pediatric Epilepsy is well managed and access to Specialist care is high • Health Care practices and pricing attracting considerable political attention from both sides of the political spectrum US Market Overview Mar 2018 12 GW Pharmaceuticals plc AGM

Epilepsy is the 4 th most common neurological disease, with 30% of patients being drug - resistant 13 50 Million People Suffered from Epilepsy The prevalence of Epilepsy in the US is 2.2 - 2.9 Million or 9.1/1000 The prevalence for children w/ Epilepsy in the us is 6.3/1000 or 466,000 30% of patients with Epilepsy are pharmacoresistant US refractory patient population *Composed of multiple syndromes [ 1 ] Russ et al, 2012 [ 2 ] Sander JW, Epilepsia. 1993 ; 34 (6): 1007 . [ 3 ] Picot et al, 2008 ; (4) Kwan P, Brodie MJ. N Engl J Med. 2000 ; 342:314 - 319 . (5) Kwan P, Brodie MJ, CNS Spectr. 2004 ; 9 (2): 110 LGS, Dravet and TSC with refractory seizures US prevalence is estimated to be ~70K Source: L.E.K. survey, interviews, & analysis - 5,000 10,000 15,000 20,000 25,000 30,000 35,000 LGS Dravet TSC Addressable US Refractory Population Pediatric Adult Mar 2018 GW Pharmaceuticals plc AGM

Majority of LGS and Dravet patients are treated by 5,000 prescribers* 14 5000 Target Prescribers (12+ TRx* 12 months) 10,000 Pediatric / Adult Neurologists and Epileptologists 200 - 500 KOL’s National / Regional 16,000 Neurologists in the US Pediatric / Adult Neurologists and Epileptologists *Onfi, Banzel, Sabril, Felbamate/Felbatol (best indicators for treatment of LGS*) Target Prescribers KOL’s There are about 800 Neurologists certified as “Epileptologists” Neurologists in the US Mar 2018 GW Pharmaceuticals plc AGM

US Medical Affairs – 15 Medical Science Liaison Professionals 15 Cannabinoid, Disease State & Epidiolex Education Publications / Scientific Communications Key Congresses AES, AAN CNS Investigator Initiated Trials Educational Grants & Sponsorships Field - based Medical Science Liaisons Medical Information / Call Center As of the March 2017 there are 233 Nationally Recognized Centers 52 Level 3 centers 181 Level 4 centers Mar 2018 GW Pharmaceuticals plc AGM

16 American Epilepsy Society Meeting Dec 2017 • Abstract / Poster Presentations - 16 GW and 13 Independent EAP posters presented • Innovation Pavilion - Nurses’ Hour (Demystifying Cannabis / Cannabinoids 101) - Across the Lifespan / Transition of Care - Demystifying Cannabis - Cannabinoids 101 • Investigator Reception • Scientific Exhibit - 22 Posters in Greenwich Scientific Exhibit with over 900 people attending • Corporate Booth - LGS and Dravet Syndrome Education - Cannabinoid Educations - Corporate History - Medical Information AMERICAN EPILEPSY SOCIETY 71st Annual Meeting 1 - 5 December, Washington, DC Mar 2018 GW Pharmaceuticals plc AGM

17 Establishing the Highest Clinical Credentials for Cannabinoid Research Mar 2018 GW Pharmaceuticals plc AGM

18 8 Out of 10 Prescriptions Are Estimated to Be Commercial or Medicaid Cash 2.9% Commercial 38.9% Managed Medicaid 28.4% FFS Medicaid 15.4% Medicare 12.3% Other 2.1% Payment Payer Type Mar 2018 GW Pharmaceuticals plc AGM

19 Payer Advisors Believe Strong Data and Unmet Need Will Ensure a Fair Formulary Review for Epidiolex Unmet Treatment Needs: • Payers recognize the devastating burden to patients and care givers of Dravet Syndrome and LGS • Payers were intrigued by the HEOR cost offsets demonstrated by better seizure control Clinical Results: • P ayers were impressed with the decrease in seizure frequency, ≥ 50% responder rates, and safety profile • ‘Not psychoactive like THC’ is a critical message; the HAL studies satisfied any potential abuse concerns • The payers are concerned that there is a bolus of patients that will immediately want access to Epidiolex Formulary Coverage: • All agreed that Epidiolex will attain formulary status while PA’s will aid payers’ appropriate utilization • All expect patients and advocates to challenge denials for epilepsy beyond DS and LGS Mar 2018 GW Pharmaceuticals plc AGM

The Current Distribution Plan Will Use Specialty Pharmacy and Specialty Distribution to Put Epidiolex in the Patients’ Hands 20 Mar 2018 GW Pharmaceuticals plc AGM

USA ORGANIZATION Marketing Public Policy & Public Affairs Market Access & Payer Strategy Medical Affairs Sales Greenwich Biosciences Inc. US Structure Physician Programs Patient Advocacy Programs CRM Management 7 National Account Managers State Medicare Manager Government Reporting Health Economics Government Policy State Advocacy 70 Specialty Account Managers Covering 5000 Dr’s . Sales Training 15 MSL’s Covering 233 Centers 2 Payor MSL’s Covering Major Payor P&T’s Medical Information Compliance Mar 2018 GW Pharmaceuticals plc AGM 21

22 Never losing focus of what matters most … the patients Mar 2018 GW Pharmaceuticals plc AGM

Manufacturing/Europe Update Chris Tovey – Chief Operating Officer

A Year Of Tremendous Progress In Capacity Manufacture Mar 2018 24 Growing Extraction Crystallisation/API Bulk & Filling/DP Labelling DP GW Pharmaceuticals plc AGM

World Leading cGMP Extraction Expansion Project Underway Mar 2018 25 October 2017 February 2018 March 2018 GW Pharmaceuticals plc AGM

Successfully Launching Medicines in Europe Mar 2018 26 Strong health economic argument over standard of care with real world evidence Strong negotiation of price by country Compound Education & Clinical differentiation to standard of care EMA approval Marketing and commercial readiness Key Commercial Success Factors Source: Trinity Partners Analysis • Economic • Clinical • Operational GW Pharmaceuticals plc AGM

European Commercial Launch Organisation – Focus EU5

- Concentrated Customer Base
- High Touch Model
- US Synergy
- Leverage Digital
- Modular
- High value roles - GW

~60 Staff in total
(GW:Syneos)

~15-18 Sales


13
50
Syneos

Senior Competency Specialists GW employees

~ 20 Medical

Digital Model

Functional Support

Country Leadership

Mar 2018
GW Pharmaceuticals plc AGM
27

Finance Update Scott Giacobello – Chief Financial Officer

• GW is currently has Foreign Private Issuer (FPI) status - Report financials on Form 20 - F under International Financial Reporting Standards (IFRS) in Pounds Sterling - Benefit from exemption from proxy rules, more time to file periodic reports, etc. • Transition from FPI status to Domestic Filer status - Annual FPI assessment will be performed in March 2018 - Fail to qualify as an FPI if more than 50% of its outstanding voting securities are owned by U.S. residents and one of the following applies : - Majority of executive officers or directors are US citizens or residents - More than 50% of its assets are located in the U.S. - Its business is administered principally in the U.S. • First required financial reporting as Domestic Filer will be on September 30, 2018 - Form 10 - K due 60 days after September 30, 2018 - Reporting under U.S. Generally Accepted Accounting Principles (GAAP) in U.S. dollars - As a large accelerated filer, subject to accelerated timing of periodic reports (10Q’s, 10 - K’s, etc.) - Subject to proxy rules • We will continue to prepare the UK annual report and accounts under IFRS in pounds sterling as these requirements are unchanged Transition From FPI to Domestic Filer Status 29 Mar 2018 GW Pharmaceuticals plc AGM

Key Financial Data Mar 2018 30 Clean up ICON Cash at 31 December 2017 $559.2m 2018 first half cash outflow guidance ($10m - $20m Capex, $100m - $110m Opex ) $100m - $120m Share Capital Current Options Fully Diluted ADS/m 28.2 1.0 29.2 GW Pharmaceuticals plc AGM

Upcoming Milestones/ Newsflow GW Pharmaceuticals plc AGM 31 Mar 2018 Expected Timing EPIDIOLEX REGULATORY NDA PDUFA June 27, 2018 EMA approval Q1 2019 DEA rescheduling Q3 2018 U.S. launch H2 2018 EPIDIOLEX DATA 2nd LGS Phase 3 publication H1 2018 Part A of two - part Phase 2/3 infantile spasms trial data Q2 2018 Phase 3 tuberous sclerosis complex trial data H2 2018 2 nd Phase 3 Dravet syndrome trial data H2 2018 EPIDIOLEX EXCLUSIVITY Track One patent decisions Q2 2018 PIPELINE CBDV investigator - led placebo control trial in autism start Q2 2018 CBDV open label in Rett syndrome trial start Q2 2018 Sativex IND for pivotal Phase 3 study H2 2018 CBDV Phase 2 Rett syndrome trial start Q3 2018

Thank You GW Pharmaceuticals plc NASDAQ: GWPH Stephen Schultz, VP Investor Relations sschultz@gwpharm.com + 1 401 - 500 - 6570